UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11 -K

(Mark One)
X

ANNUAL REPORT PURSUANT TO SECTION

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
__

TRANSITION REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943
For the transition period from ____________ to ____________
Commission File Number:

0-27078
A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Henry Schein, Inc. 401(k) Savings Plan
B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Henry Schein, Inc.
135 Duryea Road

Melville, New York

11747

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
TABLE OF CONTENTS

Page

Number

Report of Independent Registered Public Accounting Firm
3

Financial Statements:

Statements of Net Assets Available

for Benefits as of December 31, 2021 and 2020
4
Statements of Changes in Net Assets Available

for Benefits for the years ended December 31, 2021 and 2020
5
Notes to Financial Statements
6

Supplemental schedule as of the year ended December 31, 2021:

Form 5500, Schedule H, Part IV,

Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2021
14

Signature
15

Exhibits:

Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income

Security Act of 1974 have been omitted

because they are not applicable.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
Henry Schein, Inc. 401(k) Savings Plan
Melville, New York
Opinion on the Financial Statements
We

have audited

the accompanying

statements of

net assets

available for

benefits of

the Henry

Schein, Inc.

401(k) Savings

Plan (the
“Plan”) as of December 31,

2021 and 2020, the

related statements

of changes in net

assets available for benefits

for the years then

ended,
and the

related notes

(collectively,

the “financial

statements”).

In our

opinion, the

financial statements

present fairly,

in all

material
respects, the net assets available

for benefits of the Plan

as of December 31, 2021 and

2020, and the changes in net

assets available for
benefits for the

years then ended, in conformity with accounting principles generally accepted in the

United States of America.
Basis for Opinion
These financial

statements are the

responsibility of

the Plan’s

management.

Our responsibility is

to express an

opinion on the

Plan’s
financial statements

based on

our audits.

We

are a

public accounting

firm registered

with the

Public Company

Accounting Oversight
Board

(United

States)

(“PCAOB”)

and

are

required

to

be

independent

with

respect

to

the

Plan

in

accordance

with

the

U.S.

federal
securities laws and the applicable rules and regulations of the Securities and

Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to
obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The
Plan is

not required

to have,

nor were

we engaged

to perform,

an audit

of its

internal control

over financial

reporting. As

part of

our
audits we

are required

to obtain

an understanding

of internal

control over

financial reporting

but not

for the purpose

of expressing

an
opinion on the effectiveness of the Plan’s

internal control over financial reporting. Accordingly,

we express no such opinion.
Our audits included performing

procedures to assess

the risk of material

misstatement of the financial

statements, whether due to

error or
fraud, and performing

procedures that respond

to those risks. Such

procedures included examining,

on a test basis, evidence

regarding
the

amounts

and

disclosures

in

the

financial

statements.

Our

audits

also

included

evaluating

the

accounting

principles

used

and
significant

estimates made

by the

Plan’s

management,

as well

as evaluating

the overall

presentation

of the

financial statements.

We
believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the

accompanying Schedule H, Line 4i-Schedule

of Assets (Held at End of Year)

as of December 31,
2021

has

been

subjected

to

audit

procedures

performed

in

conjunction

with

the

audit

of

the

Plan’s

financial

statements.

The
supplemental information

is presented

for the

purpose of

additional analysis

and is

not a

required part

of the

financial statements

but
included supplemental

information required

by the Department

of Labor’s

Rules and Regulations

for Reporting

and Disclosure under
the Employee Retirement

Income Security Act of

1974. The supplemental

information is the responsibility

of the Plan’s

management.
Our

audit

procedures

included

determining

whether

the

supplemental

information

reconciles

to

the

financial

statements

or

the
underlying

accounting

and

other

records,

as

applicable,

and

performing

procedures

to

test

the

completeness

and

accuracy

of

the
information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether
the supplemental

information,

including

its form

and content,

is presented

in conformity

with the

Department

of Labor’s

Rules and
Regulations

for

Reporting

and

Disclosure

under

the

Employee

Retirement

Income

Security

Act

of

1974.

In

our

opinion,

the
supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, LLP
We have served

as the Plan’s auditor since 1984.
New York,

New York
June 24, 2022

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
STATEMENTS

OF NET ASSETS AVAILABLE

FOR BENEFITS

December 31, December 31,

2021 2020

Assets
Investments, at fair value (Note 4):
Money market account
$ 124,329 $ 171,284
Mutual funds
839,977,468 1,111,232,745
Common collective trust funds
583,352,539 160,039,452
Common stock
56,635,820 53,852,721
Total

investments
1,480,090,156 1,325,296,202
Receivables:
Notes receivable from participants 19,676,780 21,580,900
Employer’s contribution (Note 1(b)) 29,180,068 12,527,572
Other 164 6,680
Total

receivables
48,857,012 34,115,152
Total

Assets
1,528,947,168 1,359,411,354
Liabilities
Other payables - 36,095
Net assets available for benefits $ 1,528,947,168 $ 1,359,375,259
See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
STATEMENTS

OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

Year

Ended

December 31, December 31,

2021 2020

Additions:
Investment income:
Interest and dividends $ 34,873,510 $ 30,294,030
Net appreciation (depreciation) in fair value of investments:
Mutual funds 155,686,076 139,770,708
Common stock 8,368,104 (266,837)
Total

investment income
198,927,690 169,797,901
Participants’ contributions 65,430,659 55,376,112
Employer’s contribution (Note 1(b)) 29,180,068 12,527,572
Interest income - notes receivable from participants 1,599,053 1,135,531
Total

additions
295,137,470 238,837,116
Deductions:
Benefits paid to participants 124,245,351 121,315,257
Administrative expenses 1,320,210 1,214,741
Total

deductions
125,565,561 122,529,998
Net increase in plan assets 169,571,909 116,307,118
Net assets available for benefits, beginning of year 1,359,375,259 1,243,068,141
Net assets available for benefits, end of year $ 1,528,947,168 $ 1,359,375,259
See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1 – Description of Plan

The following description of the Henry Schein, Inc. 401(k) Savings Plan (the

“Plan”) provides only general information.

Participants
should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.
(a) Nature of Operations
The Plan is a contributory defined contribution 401(k) plan originally effective

January 1, 1970.

The Plan was amended effective
December 26, 1993, to include an Internal Revenue Code Section 401(k) feature.

The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974 (“ERISA”).

The third-party administrator is Fidelity Investments Institutional Operations
Company, Inc., (the

“Administrator”).

The Plan trustee is Fidelity Management Trust Company

(the “Trustee”).

Eligible employees
are those employed by Henry Schein, Inc. (the “Plan Sponsor” or the “Company”) and certain of the Company’s affiliates (collectively, the “Employer”).
All employees (other than temporary employees) are eligible to make salary reduction contributions to the Plan upon hire and become eligible to be credited with Profit Sharing Contributions and the Employer Match (each as described below) upon completion of a one
year period of service.

Temporary employees are

eligible to make salary reduction contributions to the Plan and to be credited with
Profit Sharing Contributions and the Employer Match on the first July 1 or January

1 following the completion of a twelve consecutive
month period during which the temporary employee is credited with at least one thousand hours of service or the completion of three
consecutive plan years starting

on or after

January 1, 2021

in each of

which the temporary employee

is credited with

at least five

hundred
hours of service.

If an individual is initially classified as a temporary employee and then is reclassified as a regular participant, the
participant is immediately eligible to make salary reduction contributions to the Plan, and is eligible to be credited with Profit Sharing
Contributions and the Employer Match upon the earlier of a completion of a one year period of service or when he or she would have
been eligible to be credited with Profit Sharing Contributions and the Employer

Match if he or she would have remained a temporary
employee.
On March 27, 2020, then President Trump signed

into law the Coronavirus Aid, Relief and Economic Security (“CARES Act”) .

The
CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants.

Plan management evaluated the relief provisions available to plan sponsors under the CARES Act and implemented the following
provisions:

•Special Coronavirus Related Distributions for qualified individuals

(impacted by COVID-19 as set forth in the CARES Act) up to
$100,000,

available before December 31, 2020
• Increased available loan amount otherwise described in Note 1(f) for qualified individuals to the lesser of $100,000 or 100% of the
participant’s vested account

balance, available until September 22, 2020
• Allowed qualified individuals to delay,

up to one year, any loan repayments otherwise

due between the date the CARES Act was
enacted and December 31, 2020

• Suspended required minimum distributions for 2020
On October 29, 2020, the Plan was amended to reinstate matching contributions

(which had been suspended for quarters starting on or
after June 28, 2020), effective for plan years beginning on and after

January 1, 2021.
On December 15, 2021, the Plan was amended to provide for the recognition of prior service for employees of an acquired entity,

to
formally reflect relief implemented under the CARES Act, and to make certain changes permitted or required under the Setting Every
Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”), including

(i) in response to the COVID-19 pandemic,
an increase in the Plan’s required

minimum distribution age from 70½ to age 72 as permitted by the SECURE Act, (ii)

provide for the
recognition of prior service for employees of an acquired entity,

(iii) to revise participant status of temporary employees providing for
temporary employees to become eligible if they are credited with at least 500 hours of service in three consecutive plan years, (iv)
revising timing for distributions to non-spouse beneficiaries upon death,

(v) addition of provisions for qualified birth or adoption
distributions, and (vi) inclusion of special provisions of the Plan to certain participants impacted by the COVID-19 pandemic and
eligible relief under section 2202 of the CARES Act.
(b) Contributions
The Plan provides for a discretionary Employer contribution (the “Profit

Sharing Contribution”) of a percentage of a participant’s

base
compensation, as defined under the Plan.

There were no discretionary Profit Sharing Contributions for the years ended December

31,
2021 and 2020.

The Plan allows employees to

elect to contribute, through payroll

deductions, stated percentages from 1%

to 50% of their

compensation,
as defined under the Plan, not to exceed $19,500 for years 2021 and 2020, in accordance with the deferral limitations for such years
under the Internal Revenue Code (“IRC”).

Subject to the temporary suspension described in Note 1(a), the Plan also provides for
matching contributions (the “Employer Match”).

Prior to the

fiscal quarter beginning on

June 28, 2020, the

Employer Match was

100%
of participant 401(k) contributions up to the lesser of 7% or the participant’s deferral percentage, multiplied by the participant’s

base
compensation, as defined under the Plan.

On May 1, 2020, due to the impact of COVID-19, the Plan was amended to suspend all matching contributions for all quarters commencing with the quarter that began on

June 28, 2020.

The matching contribution was
reinstated for 2021.

For Plan years beginning on and after January 1, 2021, the Employer Match is a percentage of participant 401(k)
contributions set by the Company in its discretion. Starting with the 2021 Plan

Year,

this percentage was set at 100% of participant
401(k) contributions up to the

lesser of 7% or

the participant’s deferral percentage, multiplied by the participant’s base compensation, as defined under the Plan.

For the 2021 and 2020 Plan years, the Employer Match was allocated 100% to the participant’s investment
elections on file, subject to a 20% allocation limit to the Henry Schein,

Inc. Common Stock Fund.
Participants age 50 or over are permitted to make additional catch-up tax deferred contributions once the participant has reached a limit on those contributions imposed either by the Plan or by law.

The extra amount a participant may contribute may not exceed $6,500 in
each of the years 2021 and 2020.

Participants may also contribute amounts representing distributions from other qualified defined
benefit or defined contribution plans (rollover).
The Plan provides

for the automatic enrollment in the Plan, at a deferral percentage of 3% of compensation,

of eligible employees
initially hired by

the Company or

its participating affiliates on

or after March

1, 2014, unless

the employee elects

not to make

401(k) plan
contributions or elects to make elective 401(k) plan contributions at a different percentage.
(c) Participants’ Accounts
Each participant’s account

is credited with the participant’s salary reduction

contributions and the Employer contributions and an
allocation of net Plan earnings.

Expenses directly related to participant transactions are deducted from the respective participant’s
account.

Participants also have the option to direct up to 20% of their account balances to common shares of Henry Schein, Inc.
(d) Vesting
Participants are immediately vested in their 401(k) contributions plus actual earnings thereon.

Vesting

in the Profit Sharing
Contribution and the Employer Match, plus actual earnings thereon, is based on years of continuous service, on a graded scale as
follows:
Vested
Vesting

percentage
2 but less than 3 years

20%
3 but less than 4 years

40%
4 but less than 5 years

60%
5 or more years

100%
(e) Investments
Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

The Plan currently offers twenty-three mutual funds, three common collective trust funds, and a Company stock fund, subject to certain limitations, as investment options for participants.
(f) Notes Receivable from Participants
Subject to the CARES Act amendments

described in Note 1(a), participants may borrow up to a maximum of the lesser of $50,000

or
50% of their vested account balance from their accounts pursuant to rules set forth in the Plan document.

The minimum amount that
may be borrowed is

$1,000 and only two

loans may be made

in any calendar year, and no

more than two loans

may be outstanding at

any
time.

The loans are secured by the balance in the participants’ accounts and bear interest at prevailing rates.

The loans must be for a
term of five years or less (ten years if the loan is for the purpose of purchasing a principal residence).

Principal and interest are paid
ratably through payroll deductions.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS

– (Continued)

If an employee is terminated and

has an outstanding loan balance at the

time of termination, the employee will

be permitted to repay any
outstanding loans directly to the Trustee.

The employee may also roll-over any outstanding loans,

as part of a rollover of

the terminated
employee’s entire vested account

balance to certain other retirement plans in which the terminated employee participates.

Notes
receivable from participants are valued at the aggregate of the unpaid principal balance and accrued but unpaid interest at the end of the period. No allowance for credit losses has

been provided as of December 31, 2021

and 2020.

Delinquent participant loans are recorded
as distributions based on the terms of the Plan document.

(g) Payment of Benefits
The Plan provides that, upon termination of service, retirement, disability or death of the participant, a benefit equal to the vested,
nonforfeitable portion of the participant’s

account is distributed as outlined in the Plan.

Participants may also receive in-service or
hardship distributions based on criteria as described in the Plan document.

See Note 1(a) for discussion of relief provisions that were
available to plan participants under the CARES Act.
(h) Administrative Expenses
All reasonable costs, charges and expenses incurred in connection with the administration of the Plan may be paid by the Plan Sponsor but, if not paid by the Plan Sponsor when due, shall be paid from Plan assets.

For the years ended December 31, 2021 and 2020, the
Plan Sponsor did not use any Plan assets from forfeited accounts to pay costs associated with the Plan.

Amounts reflected in the
statements of changes in

net assets

available for benefits reflect

various participant directed expenses

which have been

deducted from the
respective participant accounts.

The Plan pays a flat administrative fee equal to $55 for each participant in the Plan.

Effective July 1, 2020, this fee was reduced to $53
per participant.

Participants’ accounts are then charged the fee proportionally based on their account balance.

If participants elect to
make use of optional financial advisory services, fees are deducted directly from the participants account.

Fees are calculated and
deducted quarterly,

and as a result, the actual fee per participant can vary.
(i) Forfeitures
Forfeiture allocations may be used to offset administrative

expenses of the Plan and to reduce the Employer matching contribution.

Forfeited invested accounts totaled $859,075 and $604,835 at December 31, 2021 and 2020, respectively,

and are included primarily in
the T. Rowe Price Stable

Value

Common Trust Fund Class P.

Forfeitures in the amount of $1,049,829 and $944,430 will be or have been used to offset Employer contributions for the years ended December

31, 2021 and 2020, respectively.
Note 2 – Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.

Actual results could differ from those estimates.
Investment Valuation

and Income Recognition
Investments are stated at fair value based upon quoted market prices.

Gains and losses on investment transactions are recognized when realized based on trade dates.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized appreciation
(depreciation).

Interest income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS

– (Continued)

Notes Receivable from Participants
Notes receivable from participants are valued at the aggregate of the unpaid principal balance and accrued but unpaid interest at the end of the period. No allowance for credit losses has been provided as of December

31, 2021 and 2020.

Delinquent participant loans are
recorded as distributions based on the terms of the Plan document.
Risk and Uncertainties
The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit and overall market
volatility.

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of
investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the
amounts reported in the financial statements.

The Plan’s investments are not

insured or protected by the Plan’s Trustee,

or any other
governmental agency; accordingly, the Plan is

subject to the

normal investment risks associated

with money market funds,

mutual funds,
stocks, bonds, and other similar types of investments.

At December 31, 2021 and December 31, 2020, two investments comprised
28.0%

and 26.8% of net assets available for benefit, respectively.
Payment of Benefits
Benefits are recorded when paid.
Note 3 – Tax

Status
The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated April 24, 2017, that the Plan, which was amended and restated effective as of January 1, 2015,

with certain amendments effective on subsequent dates, and related trust are
designed in accordance with the

applicable sections of the IRC.

Although the Plan has been

amended since receiving the determination
letter, the Company’s 401(k) Administrative Committee, the members of which are appointed by

the Company’s Board of Directors (the

“Plan Administrator”), believes that the

Plan is currently designed and

being operated in compliance with

the applicable requirements of
the IRC.

The related trust, therefore, is not subject to tax under present income tax law.

Accordingly, no provision

for income taxes
has been included in the Plan’s financial

statements.
The Plan Administrator has analyzed

the tax positions taken

by the Plan and

has concluded that as

of December 31, 2021

and 2020, there
are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial
statements.

The Plan is subject to routine audits by taxing jurisdictions; however,

there are currently no audits for any tax periods in
progress.

Note 4 – Fair Value

Measurements
Financial Accounting Standards Board (“FASB”)

Accounting Standards Codification (“ASC”) 820 defines fair value as the price that
would be received to sell an asset or paid to transfer a

liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on
market data obtained from independent sources (observable inputs)

and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).
The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for
identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

In accordance with ASC 820, the Plan
classifies its investments into:
·

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement
date.
·

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or
indirectly.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or
similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or
liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
·

Level 3 - Inputs that are unobservable for the asset or liability.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS

– (Continued)

The following section describes the valuation methodologies that were used to measure different financial instruments at fair value,
including an indication of the level

in the fair value hierarchy

in which each instrument is

classified.

There have been no

changes in the
methodologies used at December 31, 2021 and 2020.
Money Market Account
Funds held in the money market account are valued at the net asset value of shares held by the Plan as of December 31, 2021 and 2020, which approximates fair value and are classified as Level 1 within the fair value hierarchy.
Mutual Funds
Mutual funds are

valued at the

net asset value

of shares held

by the Plan

as of December

31, 2021 and

2020.

The Company has

classified
its mutual fund holdings as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical
assets or liabilities that were accessible.

Common Collective Trust Funds
The common collective trust funds are valued at net asset value per unit as a practical expedient, which is calculated based on the fair
values of the underlying investments held by the fund less its liabilities as reported by the issuer of the fund.

The practical expedient is
used for purposes of these statements, but is not used in situations when it is determined to be probable that the fund will sell the
investments for an amount different than the reported net asset value.
Common Stock Fund
The Henry Schein, Inc. Common Stock Fund is a unitized stock fund.

The fund consists of both Henry Schein, Inc. common stock and a short-term cash component that provides liquidity for daily trading.

Henry Schein, Inc. common stock is valued at the quoted market price from a national securities exchange and the short-term cash investment is valued at cost, which approximates fair value.

The
Henry Schein, Inc. Common Stock Fund is classified within Level 1 of the fair value hierarchy based upon unadjusted quoted prices in
active markets for identical assets or liabilities that were accessible at December

31, 2021 and 2020.

The Henry Schein, Inc. common
stock component of $56,635,820 and $53,852,721 is included within

“Common stock” on the Statements of Net Assets Available

for
Benefits and the short-term cash

component of $129,804 and $171,284 is

included within “Money market account” on

the Statements of
Net Assets Available for

Benefits as of December 31, 2021 and 2020.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS

– (Continued)

The following tables present the Company’s

investments that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31,

2021 and 2020:

December 31, 2021

Level 1 Level 2 Level 3 Total
Investments:
Money market account $ 124,329 $ - $ - $ 124,329
Mutual funds 839,977,468 - - 839,977,468
Henry Schein, Inc. Common Stock 56,635,820 - - 56,635,820
Total investments in

the fair value hierarchy
$ 896,737,617 $ - $ - $ 896,737,617
Investments measured at net asset value:
Common collective trust funds
(1)
- - - 583,352,539
Total investments at fair

value
$ 896,737,617 $ - $ - $ 1,480,090,156

December 31, 2020

Level 1 Level 2 Level 3 Total
Investments:
Money market account $ 171,284 $ - $ - $ 171,284
Mutual funds 1,111,232,745 - - 1,111,232,745
Henry Schein, Inc. Common Stock 53,852,721 53,852,721
Total investments in

the fair value hierarchy
$ 1,165,256,750 $ - $ - $ 1,165,256,750
Investments measured at net asset value:
Common collective trust funds
(2)
- - - 160,039,452
Total investments

at fair value
$ 1,165,256,750 $ - $ - $ 1,325,296,202
(1)
This class represents investments in the T. Rowe

Price Stable Value

Common Trust Fund P (“Stable Value

Fund”), Prudential
Core Plus Bond Fund (“Prudential Fund”) and the BlackRock Strategic Completion

Non-Lendable Fund M (“BlackRock
Fund”) that are measured at fair value using the net asset value per unit (or its equivalent) and have not been categorized in the fair value hierarchy.

The Stable Value

Fund invests primarily in guaranteed investment contracts, separate account contracts, fixed income securities, wrapper contracts, and short-term investments.

The Prudential Fund invests primarily in U.S
Treasury,

agency, corporate, mortgage

-backed, and asset-backed securities.

The BlackRock Fund invests primarily in U.S.
Treasury Inflation Protected Securities, real estate

investment trusts, and commodities
.

The FIAM Index Target

Date Funds
invest primarily in a combination of domestic U.S equity pools, international equity pools, bond pools and short-term pools.

The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items
presented in the statements of net assets available for benefits.
(2)
This class represents investments in the T. Rowe Price

Stable Value

Common Trust Fund P (“Stable Value

Fund”), Prudential
Core Plus Bond Fund (“Prudential Fund”) and the BlackRock Strategic Completion

Non-Lendable Fund M (“BlackRock
Fund”) that are measured at fair value using the net asset value per unit (or its equivalent) and have not been categorized in the fair value hierarchy.

The Stable Value

Fund invests primarily in guaranteed investment contracts, separate account contracts, fixed income securities, wrapper contracts, and short-term investments.

The Prudential Fund invests primarily in U.S
Treasury,

agency, corporate, mortgage

-backed, and asset-backed securities.

The BlackRock Fund invests primarily in U.S.
Treasury Inflation Protected Securities, real estate

investment trusts, and commodities.

The fair value amounts presented in
this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net
assets available for benefits.
During the years ended December 31, 2021 and 2020, there were no transfers of investments between the levels of the fair value hierarchy.
The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or
reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other
market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS

– (Continued)

The following tables set forth additional disclosures of the Plan’s investments that have fair value estimated using net asset value:

Fair Value

Estimated Using Net Asset Value

Per Share

December 31, 2021

Fair Value*
Unfunded
Commitment
Redemption
Frequency
Other
Redemption
Restrictions
Redemption
Notice Period
Investment:
FIAM Index Target

Date 2030
Commingled Pool Class T
$ 133,104,141 $ n/a Daily n/a n/a
FIAM Index Target

Date 2040
Commingled Pool Class T
97,140,715 n/a Daily n/a n/a
T. Rowe Price Stable Value

Common
Trust Fund P
71,550,087 n/a Daily n/a 12 months
Prudential Core Plus Bond Fund 61,553,585
n/a Daily n/a n/a
FIAM Index Target

Date 2050
Commingled Pool Class T
55,931,759 n/a Daily n/a n/a
FIAM Index Target

Date 2020
Commingled Pool Class T
53,049,151 n/a Daily n/a n/a
FIAM Index Target

Date 2025
Commingled Pool Class T
21,251,482 n/a Daily n/a n/a
FIAM Index Target

Date 2035
Commingled Pool Class T
21,241,696 n/a Daily n/a n/a
BlackRock Strategic Completion
Non-Lendable Fund M
18,661,915 n/a Daily n/a n/a
FIAM Index Target

Date 2060
Commingled Pool Class T
12,251,865 n/a Daily n/a n/a
FIAM Index Target

Date 2045
Commingled Pool Class T
11,606,972 n/a Daily n/a n/a
FIAM Index Target

Date 2010
Commingled Pool Class T
8,517,197 n/a Daily n/a n/a
FIAM Index Target

Date 2055
Commingled Pool Class T
7,687,563 n/a Daily n/a n/a
FIAM Index Target

Date Income
Commingled Pool Class T
4,533,535 n/a Daily n/a n/a
FIAM Index Target

Date 2015
Commingled Pool Class T
3,863,035 n/a Daily n/a n/a
FIAM Index Target

Date 2065
Commingled Pool Class T
822,805 n/a Daily n/a n/a
FIAM Index Target

Date 2005
Commingled Pool Class T
585,036 n/a Daily n/a n/a

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS

– (Continued)

Fair Value

Estimated Using Net Asset Value

Per Share

December 31, 2020

Fair Value*
Unfunded
Commitment
Redemption
Frequency
Other
Redemption
Restrictions
Redemption
Notice Period
Investment:
T. Rowe Price Stable Value

Common
Trust Fund P
$ 76,318,125 $ n/a Daily n/a 12 months
Prudential Core Plus Bond Fund 66,279,377
n/a Daily n/a n/a
BlackRock Strategic Completion
Non-Lendable Fund M
17,441,950 n/a Daily n/a n/a
*
The fair value of the investments have been estimated using the net asset value of the investment.
Note 5 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA.

In the event of Plan termination, participants will become 100% vested in their accounts.
Note 6 – Party-in-Interest and Related Party Transactions
The Plan invests in

shares of funds managed

by an affiliate of

the Trustee as defined by

the Plan and,

therefore, these transactions in such
investments qualify as party-in-interest.

The Plan invests in the common stock of Henry Schein, Inc., which is a party-in-interest and a related party to the Plan.

Notes receivable from participants also qualify as party-in-interest transactions.

The Plan provides for an
Employer Match, as discussed in Note 1(b), which qualifies as a party-in-interest.

Note 7 – Subsequent Events
In preparing the financial statements, Plan management has evaluated events and transactions for potential recognition or disclosure
through June 24, 2022, the date the Plan’s

financial statements are available to be issued.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
FORM 5500, SCHEDULE H, PART

IV,

LINE 4i SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
(EIN: 11-3136595

Plan Number: 003)
DECEMBER 31, 2021

(a) (b) (c) (d) (e)
Identity of issue, borrower, Description of Investment including maturity date, rate lessor or similar party of interest, collateral, par or maturity value Current Value
Money market/cash and cash equivalents:

* Fidelity Investments Government Money Market Fund a $
124,329
** Common Stock Fund:

Henry Schein, Inc.

Common Stock a $ 56,635,820
Common Collective Trust Funds:
*
Fidelity Investments

FIAM Index Target Date 2030 Commingled Pool Class T a
$
133,104,141
*
Fidelity Investments

FIAM Index Target Date 2040 Commingled Pool Class T a 97,140,715
T. Rowe Price

Stable Value

Common Trust Fund - Class P
a 71,550,087
Prudential Core Plus Bond Fund a 61,553,585
* Fidelity Investments FIAM Index Target Date 2050 Commingled Pool Class T a 55,931,759
* Fidelity Investments FIAM Index Target Date 2020 Commingled Pool Class T a 53,049,151
* Fidelity Investments FIAM Index Target Date 2025 Commingled Pool Class T a 21,251,482
* Fidelity Investments FIAM Index Target Date 2035 Commingled Pool Class T a 21,241,696
BlackRock

Strategic Completion Non-Lendable Fund M a 18,661,915
* Fidelity Investments FIAM Index Target Date 2060 Commingled Pool Class T a 12,251,865
* Fidelity Investments FIAM Index Target Date 2045 Commingled Pool Class T a 11,606,972
* Fidelity Investments FIAM Index Target Date 2010 Commingled Pool Class T a 8,517,197
* Fidelity Investments FIAM Index Target Date 2055 Commingled Pool Class T a 7,687,563
* Fidelity Investments FIAM Index Target Date Income Commingled Pool Class T a 4,533,535
* Fidelity Investments FIAM Index Target Date 2015 Commingled Pool Class T a 3,863,035
* Fidelity Investments FIAM Index Target Date 2065 Commingled Pool Class T a 822,805
* Fidelity Investments FIAM Index Target Date 2005 Commingled Pool Class T a 585,036
Total common collective trust funds

$ 583,352,539
Shares of registered investment companies:

*
Fidelity Investments

500 Index Fund a $ 236,258,511
American Funds Growth Fund of America Class R6 a 183,872,095
Dodge & Cox Stock Fund a 82,043,918
Vanguard Total International Stock Index Fund a 81,066,998
Vanguard

Total Bond Market Index Fund a 70,453,254
*
Fidelity Investments

Extended Market Index Fund a 56,538,355
Neuberger Berman Genesis Fund Class R6 a 46,287,091
* Fidelity Investments Diversified International K6 Fund a 45,037,324
* Fidelity Investments Low Priced Stock K6 Fund a 38,419,922
Total value of registered investment companies $ 839,977,468
Total Investments

$ 1,480,090,156

** Participant Loans
Fully secured loans with interest charges at current

-0- $ 19,676,780
commercial rates (current loans range from 4.25% to
9.75% maturing through September 5, 2031)

*

Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
**

A party-in-interest as defined by ERISA.
a

The cost of participant-directed investments is not required to be disclosed

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator

has duly caused this annual report to be
signed on its behalf by the undersigned hereunto duly authorized.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
Dated: June 24, 2022 /s/ Lorelei McGlynn

Lorelei McGlynn

Chairperson of the 401(k) Plan Administrative Committee